                                                                 FILE NO.
                                                                         -------

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                              COMPANY ACT OF 1935

         FLATHEAD ELECTRIC COOPERATIVE, INC. hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Claimant:                  Flathead Electric Cooperative, Inc. ("FEC")
                           2510 Highway 2 East
                           Kalispell, Montana 59901

                           State of organization:    Montana

                           Nature of business: FEC is a not for profit, cooperative corporation which provides retail electric energy and distribution services.

Subsidiary:                Energy Northwest, Inc. ("ENI")
                           2510 Highway 2 East
                           Kalispell, Montana 59901

                           State of organization:    Montana

                           Nature of business: ENI is a corporation which was formed to provide retail electric energy and distribution services in the incorporated cities of Kalispell, Whitefish, and Columbia Falls, Montana. ENI first began operations in November, 1998.

Subsidiary:                Evergreen Rail Industrial Center, Inc. ("ERIC")
                           2510 Highway 2 East
                           Kalispell, Montana 59901

                           State of organization:    Montana

                           Nature of business: ERIC is a corporation which was formed by FEC to manage an industrial-commercial real property development located in Flathead County, Montana.


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         2.   A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the boarders of such State.

Claimant:

         FEC owns and operates an electric distribution system located in Flathead, Lincoln, Lake, Carbon, and Big Horn Counties, Montana. The facilities are all located within the State of Montana. FEC does not own or operate electric generation, or natural gas production, transmission, or distribution facilities.

Subsidiary:

         ENI owns and operates an electric distribution system located in the cities of Kalispell, Whitefish, Columbia Falls, Montana, which are located in Fathead County, Montana. The facilities are all located within the State of Montana. ENI does not own or operate electric generation, or natural gas production, transmission, or distribution facilities.

         3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

              (a) Number of kwh, of electric energy sold (at retail or wholesale), and Mcf. Of natural or manufactured gas distributed at retail.

              Claimant: FEC sold at retail 1,361,304,706 kwh. In calendar year 1998. The revenue from the sales was $37,915,653.

              Subsidiary: ENI sold at retail 27,926,973 kwh. In calendar year 1998. The revenue from the sales was $1,276,625.

              (b) Number of kwh, of electric energy and Mcf. Of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              Not applicable.

              (c) Number of kwh, of electric energy and Mcf. Of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              Not applicable.

              (d)   Number of kwh, of electric energy and Mcf of


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natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              FEC purchased 1,426,962,476 kwh and ENI purchased 39,184,776 kwh in calendar year 1998 from utilities headquartered outside the State of Montana, and took delivery of all the power at deliver points within the State of Montana. FEC can not say where the power was generated.

         4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign util8ity company, stating monetary amounts in United States dollars:

              Not applicable.

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claimant exemption; and any debt or other financial obligation for which there is re course, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              (e) Identify any service, sales or construction contract (s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or good sold and fees or revenues under such agreement(s).

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2000.

                                            FLATHEAD ELECTRIC COOPERATIVE, INC.

                                            By: /s/ [SIG]
                                               ---------------------------------
                                            Title: President

CORPORATE SEAL

Attest:


 /s/ KARL SCHRADE
-------------------------
Karl Schrade, Secretary


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         Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Darrell S. Worm, Esq.
         General Counsel
         Flathead Electric Cooperative, Inc.
         17 Second Street East, Suite 211
         Kalispell, Montana 59901




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                                   EXHIBIT "A"

         A consolidating statement of income and surplus of the Clamant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

         Attached are consolidating financial statements and balance sheets for FEC and ERIC for 1998.

         FEC does not yet have consolidating financial statements for 1999. FEC will file an updated form when they are available.

                                FLATHEAD ELECTRIC COOPERATIVE, INC.
                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -- DETAIL OF CONSOLIDATED ACCOUNTS
Consolidated Balance Sheet Detail - December 31, 1998

                                                FLATHEAD           ENERGY        EVERGREEN RAIL
                                                ELECTRIC          NORTHWEST        INDUSTRIAL        CONSOLIDATING     CONSOLIDATED
                                               COOPERATIVE          INC.             CENTER             ENTRIES         BALANCES
                                               ------------      -----------     --------------      -------------    ------------

ELECTRIC PLANT
    In service                                 $108,433,272      $17,537,676       $    -            $      -          $125,970,948
    Construction in progress                      5,952,933            -                -                   -             5,952,933
    Acquisition adjustments                      17,530,147        4,005,439            -                   -            21,535,586
                                               ------------      -----------       ----------        ------------      ------------
                                                131,916,352       21,543,115            -                   -           153,459,467
    Less accumulated depreciation               (32,217,786)      (5,998,242)           -                   -           (38,216,028)
                                               ------------      -----------       ----------        ------------      ------------
                                                 99,698,566       15,544,873            -                   -           115,243,439
                                               ------------      -----------       ----------        ------------      ------------
OTHER ASSETS AND INVESTMENTS
    Land - held for sale/lease/investment            -                 -            1,318,709            (935,826)          382,883
    Investments in associated organizations       1,380,294            -                1,002            (318,123)        1,063,173
    Long-term notes receivable                   18,457,223           46,684            -             (18,111,743)          392,164
    Special funds                                 4,168,594            -                -                   -             4,168,594
    Investments                                     344,056            -                -                   -               344,056
    Regulatory assess, net                        1,513,414          351,523            -                   -             1,864,937
                                               ------------      -----------       ----------        ------------      ------------
                                                 25,863,581          398,207        1,319,711         (19,365,692)        8,215,807
                                               ------------      -----------       ----------        ------------      ------------
CURRENT ASSETS
    Cash and cash equivalents                       919,653          759,566           35,735               -             1,714,954
    Accounts receivable, net                      6,290,334        1,608,082           28,727              (7,076)        7,920,067
    Materials and supplies                          793,756            -               17,541               -               811,297
    Other current assets                          5,715,933            -                -              (1,056,907)        4,659,026
                                               ------------      -----------       ----------        ------------      ------------
                                                 13,719,676        2,367,648           82,003          (1,063,983)       15,105,344
                                               ------------      -----------       ----------        ------------      ------------
                                                  1,007,018          221,993            -                   -             1,229,011
                                               ------------      -----------       ----------        ------------      ------------
DEFERRED CHARGES                               $140,288,841      $18,532,721       $1,401,714        $(20,429,675)     $139,793,601
                                               ============      ===========       ==========        ============      ============
EQUITY
    Membership                                 $    289,745      $     -           $    -            $      -          $    289,745
    Patronage capital                             8,094,557          (58,573)          71,385            (216,023)        7,891,346
    Other equities                                  344,845            -                -                   -               344,845
                                               ------------      -----------       ----------        ------------      ------------
                                                  8,729,147          (58,573)          71,385            (216,023)        8,525,936
                                               ------------      -----------       ----------        ------------      ------------
OTHER LIABILITIES
    Special funds                                 4,168,594            -                -                   -             4,168,594
                                               ------------      -----------       ----------        ------------      ------------

LONG-TERM DEBT                                  116,593,008       17,011,541        1,100,202         (18,111,743)      116,593,008
                                               ------------      -----------       ----------        ------------      ------------

CURRENT LIABILITIES
    Current maturities of long-term debt          1,433,373          209,229            -                (209,229)        1,433,373
    Notes payable                                    -                 -              215,992            (215,992)            -
    Accounts payable                              4,741,922          719,584           14,135              (7,076)        5,468,565
    Customer deposits                               165,993           19,254            -                   -               185,247
    Other current liabilities                     2,062,212          631,686            -                (631,686)        2,062,212
                                               ------------      -----------       ----------        ------------      ------------
                                                  8,403,500        1,579,753          230,127          (1,063,983)        9,149,397
                                               ------------      -----------       ----------        ------------      ------------
                                                  2,394,592            -                -              (1,037,926)        1,356,666
                                               ------------      -----------       ----------        ------------      ------------
DEFERRED CREDITS                               $140,288,841      $18,532,721       $1,401,714        $(20,429,675)     $139,793,601
                                               ============      ===========       ==========        ============      ============

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                       FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -- DETAIL OF CONSOLIDATED ACCOUNTS (CONTINUED)
Consolidated Revenue and Patronage Capital - December 31, 1998

                                                FLATHEAD           ENERGY        EVERGREEN RAIL
                                                ELECTRIC          NORTHWEST        INDUSTRIAL        CONSOLIDATING     CONSOLIDATED
                                               COOPERATIVE          INC.             CENTER             ENTRIES         BALANCES
                                               ------------      -----------     --------------      ------------     ------------

OPERATING REVENUES                              $40,565,508       $1,792,734         $ 120,579         $    -          $42,478,821
                                                -----------       ----------         ---------         ---------       -----------
OPERATING EXPENSES
    Cost of power                                33,238,258        1,157,930               -                -           34,396,188
    Distribution - operating                      1,310,231          122,872               -                -            1,433,103
    Distribution - maintenance                      834,994           42,041               -                -              877,035
    Consumer accounts                               575,996           93,454               -                -              669,450
    Sales and consumer expenses                     375,187           22,076               -                -              397,263
    Administration and general                    1,031,775           63,923            24,815              -            1,120,513
    Depreciation and amortization                 1,567,841          117,266             8,653              -            1,693,760
    Fuel station operations                            -                -               98,306              -               98,306
                                                -----------       ----------         ---------         ---------       -----------
                                                 38,934,282        1,619,562           131,774              -           40,685,618
                                                -----------       ----------         ---------         ---------       -----------
                                                  1,631,226          173,172           (11,195)             -            1,793,203

FIXED CHARGES
    Interest                                     (1,942,817)        (235,923)          (78,753)          314,676        (1,942,817)
                                                -----------       ----------         ---------         ---------       -----------
                                                   (311,591)         (62,751)          (89,948)          314,676          (149,614)

NON OPERATING MARGINS
    Gain/(loss) on sale of land                        -                -              (45,818)          102,100            56,282
    Interest and patronage dividends                555,287            4,178               436          (314,676)          245,225
                                                -----------       ----------         ---------         ---------       -----------

NET MARGINS                                         243,696          (58,573)         (135,330)          102,100           151,893

PATRONAGE CAPITAL - BEGINNING OF YEAR             8,197,807             -              206,715          (318,123)        8,086,399
    Retirement of capital credits                  (346,946)            -                 -                 -             (346,946)
                                                -----------       ----------         ---------         ---------       -----------

PATRONAGE CAPITAL - END OF YEAR                 $ 8,094,557       $  (58,573)        $  71,385         $(216,023)      $ 7,891,346
                                                ===========       ==========         =========         =========       ===========

                                     -17-
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                                   EXHIBIT "B"

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, and registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

ITEM NO.                   CAPTION HEADING                        AMOUNTS

1                          Total Assets                           $139,793,601
2                          Total Operating Revenues               $ 42,478,821
3                          Net Income                             $    151,893

         Not applicable.


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                                   EXHIBIT "C"

         An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.